APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

[Jolie Rogers LLC]
Income Statement - unaudited
For the periods ended [December 31, 2018]

	Current Period	Prior Period
	January 1, 2018 to December 31, 2018	[N/A] to [N/A]
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	-	-
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-

TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

[Jolie Rogers LLC]
Balance Sheet - unaudited
For the period ended [December 31, 2018]

	Current Period [December 31, 2018]	Prior Period [N/A]
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	-	-
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ -	$ -
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-

Other Liabilities		-	-
Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		-	-
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		-	-
TOTAL LIABILITIES & EQUITY	$	-	$ -
Balance Sheet Check		-	-

[Jolie Rogers LLC]
Statement of Cash Flow - unaudited
For the period ended [December 31, 2018]

	Current Period	Prior Period
	[January 1, 2018] to [December 31, 2018]	[N/A] to [N/A]
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

[Jolie Rogers LLC]
Income Statement - unaudited
For the periods ended [December 31, 2019]

	Current Period [January 1, 2019] to [December 31, ~~2019~~]	Prior Period [January 1, 2018] to ~~[December 31,~~
REVENUES		
Sales	$ 20,380.00	$ -
Other Revenue	-	-
TOTAL REVENUES	**20,380.00**	**-**
COST OF GOODS SOLD		
Cost of Sales	11,621.00	-
Supplies	102.27	-
Other Direct Costs		-
TOTAL COST OF GOODS SOLD	11,723.27	-
GROSS PROFIT (LOSS)	8,656.73	-
OPERATING EXPENSES		
Advertising and Promotion	15.99	-
Bank Service Charges	-	-
Business Licenses and Permits	350.00	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	850.00	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	10.31	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	1,226.30	-

OPERATING PROFIT	7,430.43	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME	$ 7,430.43	$ -

[Jolie Rogers LLC]
Balance Sheet - unaudited
For the period ended [December 31, 2019]

	Current Period [December 31, 2019]		Prior Period [December 31, 2018]	
ASSETS				
Current Assets:				
Cash	$	6,968.00	$	-
Petty Cash		500.00		-
Accounts Receivables		-		-
Inventory		239.6		-
Prepaid Expenses		-		-
Employee Advances		-		-
Temporary Investments		-		-
Total Current Assets		7,468.00		-
Fixed Assets:				
Land		-		-
Buildings		-		-
Furniture and Equipment		2,874.26		-
Computer Equipment		-		-
Vehicles		-		-
Less: Accumulated Depreciation		-		-
Total Fixed Assets		2,874.26		-
Other Assets:				
Trademarks		-		-
Patents		-		-
Security Deposits		-		-
Other Assets		-		-
Total Other Assets		-		-
TOTAL ASSETS	$	10,342.26	$	-
LIABILITIES				
Current Liabilities:				
Accounts Payable	$	-	$	-
Business Credit Cards		5,585.00		-
Sales Tax Payable		-		-
Payroll Liabilities		-		-

Other Liabilities	-	-
Current Portion of Long-Term Debt	-	-
Total Current Liabilities	5,585.00	-
Long-Term Liabilities:		
Notes Payable	-	-
Mortgage Payable	-	-
Less: Current portion of Long-term debt	-	-
Total Long-Term Liabilities	-	-
EQUITY		
Capital Stock/Partner's Equity	4,757.26	-
Opening Retained Earnings	-	-
Dividends Paid/Owner's Draw	-	-
Net Income (Loss)	-	-
Total Equity	4,757.26	-
TOTAL LIABILITIES & EQUITY	$ 10,342.26	$ -
Balance Sheet Check	-	-

[Jolie Rogers LLC]
Statement of Cash Flow - unaudited
For the period ended [December 31, 2019]

	Current Period [January 1, 2019] to	Prior Period [January 1, 2018] to [December 31,
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	20,380	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	(5585)	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	20,380	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE IN CASH	20,380	-
CASH - BEGINNING		-
CASH - ENDING	20,380	-

I, Andrew Rogers, certify that:

1. The financial statements of Jolie Rogers LLC included in this Form are true and complete in all material respects; and
2. The tax return information of Jolie Rogers LLC included in this Form reflects accurately the information reported on the tax return for Jolie Rogers LLC for the fiscal years ended 2018 and 2019 (most recently available as of the Date of this Form C).

Signature   *Andrew Rogers*

Name: Andrew Rogers

Title: Owner